June 22, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: LIZHI Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-39177

Dear Mr. McNamara and Ms. Thompson:

The Company acknowledges the receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated June 7, 2023 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed on April 28, 2023.

The Company is carefully considering the Staff’s comment and would like to request an extension of the due date for the Company’s response by 10 business days to July 7, 2023.

We appreciate the Staff’s accommodation for the extension. Should you have any questions regarding this extension request, please do not hesitate to contact me by email at luchengfang@lizhi.fm.

Sincerely yours,

LIZHI Inc.

Date: June 22, 2023	By:	/s/ Chengfang Lu
		Name:	Chengfang Lu
		Title:	Acting Chief Financial Officer